Dynamic Enviro, Inc.

9100 Kiln Waveland Cutoff Road

Waveland, Mississippi 39520

(228) 231-1187

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Craig E. Silva, Special Counsel/ Pamela A. Long, Assistant Director (Office of Manufacturing and Construction)

July 14, 2016

Re:	Dynamic Enviro, Inc. (referred to herein as “we”, “our” or “us or Dynamic Enviro)

Registration Statement filed on Form S-1

Filed June 15, 20016

File No. 333-212030

Dear Mr. Silva and Ms. Long:

Please find below our responses to your July 11, 2016 comment letter as it applies to the original filing and Amendment Number 1 to the Company’s Form S-1 Registration Statement:

General

Response to Comment 1

We have provided expanded disclosure under the title “Transition from Dynamic Environmental to Our Current Business Operations and Corporate Structure” at page 4.

Response to Comment 2

We have disclosed at page 4 that apart from us, neither our Chief Executive Officer/Director or our Chief Financial Officer/Director or our Director have ever founded or organized any business associated with a pre-pubic or public company or associated with any offering involving a pre-public or a public company.

Registration Statement’s Facing Page

We have changed the Primary Standard Industrial code from 4959 to 4950.

Response to Comment 3

Summary, page 4

Response to Comment 4

We have disclosed at page 4, the matters contained in Comment 4.

1

Corporate Background, page 4

Response to Comment 5

We disclosed at page 4 the purpose and the reasons for dissolving Dynamic Environmental and changing our domicile to the Florida incorporated entity, Dynamic Enviro, Inc.

Response to Comment 6

We have disclosed beginning at page 4 the matters addressed in Comment 6.

The Offering, page 6

Response to Comment 7

The previous disclosure that “we will use the proceeds of our common stock to the Selling Security Holders for general working capital” has been deleted. The prior disclosure was an inadvertent error intended to disclose that prior to our filing of the S-1, the proceeds from purchasers in the private placement were used for the purposes specified in Exhibit 4.2 (subscription agreement), specifically, working capital, S-1 attorney fees, audit fees, purchase of a vacuum truck, 2 pressure washers, a trailer, equipment and supplies, other miscellaneous items.

Risk Factors, page 7

Response to Comment 8

We have added risk factors at page 8 under the following risk factor headings:

Approximately 88% and 97% of our business has been composed of 2 and 3 customers for the fiscal year ending December 31, 2015 and the 3-month period ending March 31, 2016, respectively; should we lose one or more of these customers, our revenues will be materially and adversely affected.

 “A material decrease in our emergency response business will negatively impact our results of operations.”

We also have included disclosure in our business section regarding the above at page 24.

Our ability to raise capital in the future may be limited…page 8; Should we fail in our expansion plans…, page 8; Our financial results may be adversely affected if we are unable to execute our marketing strategy, page 8

Response to Comment 9

We have quantified on page 7 the estimated funds that will be required to execute our expansion.

Response to Comment 10

We have included revised disclosure at page 12

2

Response to Comment 11

We have separated our disclosure beginning on page 12 into 3 separate risk factors, under the following risk factor headings:

“Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.”

“If we fail to adhere to corporate governance and public disclosure requirements under the federal securities laws, the SEC may file litigation against us, which would adversely affect our business and financial results.”

“We may have difficult obtaining officer and director coverage or obtaining such coverage on favorable terms or financially be able to afford any such coverage, which may make it difficult for our attracting and retaining qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.”

Selling Security Holders

Response to Comment 12

We have disclosed at page 17 that 40 of selling security holders acquired their shares through a cash purchase of shares, 2 of which also were issued their shares in return for services and 1 of which acquired his shares solely for services.

Response to Comment 13

We have disclosed at page 19 in footnote 8 to the Selling Security Holder chart that Patricia Cunningham and Kevin Cunningham are mother and son, respectively, and that Kevin Cunningham is over the age of 18 and do not live in the same household as his mother, Patricia Cunningham.

We have also included additional family relationships under footnotes 10, 11 and 12.

Response to Comment 14

We have disclosed at page 19 in footnote 7 to the Selling Security Holder chart the matters addressed in Comment 14.

Geographic Territory, page 25

Response to Comment 15

We have disclosed on page 25 the matters addressed in Comment 15

3

Environmental Regulation, page 26

Response to Comment 16

We have disclosed at page 26 that our own direct compliance with environmental regulations is limited to training of environmental regulations by our Chief Executive Officer, of which there is no material expenditures.

Stock Purchase Agreement with Emerging Markets Consulting, LLC, page 27; Stock Purchase Agreement with Rainmaker Group Consulting, LLC, page 28; Marketing Agreement with George Gros, page 28

Response to Comment 17

With respect to the verbal agreement pertaining to the above stock purchase agreements, we have disclosed at pages 27-28 that the Parties verbally agreed to extend the S-1 filing date to June 15, 2016, which was the sole term to such verbal agreement. Because this was the sole term to the verbal agreement, there are no other terms to add to this disclosure.

With respect to the verbal agreement with George Gros, we have disclosed additional terms at page 28.

Response to Comment 18.

We have disclosed at pages 27-28 that the term of the above referenced stock purchase agreements are from the Effective Date of this agreement, June 1, 2015, to the filing of the S-1 Registration Statement.

Description of Property, page 28

Response to Comment 19

We have added in our Exhibit List at page 45 the following exhibits pertaining to our administrative office and service center leases:

10.7 Commercial Lease Agreement with Thomas and Laurie Rinehart

10.8 Rental Agreement and Lease

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

4

Response to Comment 20

We have additional disclosure at page 31 addressing the issues in Comment 20.

Response to Comment 21

We have additional disclosure at page 32 addressing the issues in Comment 21.

Response to Comment 22

We have additional disclosure at page 32 addressing the issues in Comment 22.

Response to Comment 23

We have included at page 30 an analysis of the critical accounting estimates and policies.

Response to Comment 24

We have additional disclosure at page 30 addressing the issues in Comment 24.

Brant Cochran, page 33

Response to Comment 25

We have specified the months and years at page 34.

Compensation of Director, page 35

Response to Comment 26

We have reconciled the inconsistencies at page 41-42.

Transactions with Related Persons, Promoters and Certain Control Persons, page 39

Response to Comment 27

We have made the change to reflect the correct date at page 40.

Response to Comment 28

We have disclosed the promoter information at page 40.

Legal Matters, page 40

Response to Comment 29

We have included counsel’s address in Exhibit 5.

Where You Can Find More Information, page 40

Response to Comment 30

5

We have corrected the disclosure at page 41.

Nature of Operations, F-6

Response to Comment 31

We have expanded our disclosure at page 41 and considered the guidance in ASC 805.

Recent Sales of Unregistered Securities, page 43

Response to Comment 32

We have stated the value of George Gros’ shares at page 45.

Signatures, page 46

Response to Comment 33

We have corrected the signature page to include our Principal Accounting Officer. Exhibit 5

Response to Comment 34

Our counsel has revised the legal opinion in Exhibit 5.

We hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Dynamic Enviro, Inc.

By:	/s/ Brant Cochran
Brant Cochran, Chief Executive Officer

6